UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Steel Vault Corporation
(Name of Issuer)
Common Stock — $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS VeriChip Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,000,001

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,001

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,001

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	85815A 103
Item 1. Security and Issuer
This amendment number 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of Steel Vault Corporation, a Delaware corporation (“Steel Vault”), and is being filed on behalf of VeriChip Corporation (“VeriChip”). Information reported in the original filing remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
No payments were made by or on behalf of VeriChip in connection with the execution of the Merger Agreement, as such term is defined below. The source and amount of consideration under the terms of the Merger Agreement described in “Item 4. Purpose of Transaction” is herein incorporated by reference. The Merger Agreement is incorporated by reference herein by reference to Exhibit 1 attached hereto.
Item 4. Purpose of Transaction
On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization (the “Merger Agreement”), dated September 4, 2009, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”).
Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of common stock of VeriChip. Each of the boards of directors of VeriChip and Steel Vault unanimously approved the Merger Agreement, based on the unanimous recommendation of the special committee of independent directors of the applicable company.
Consummation of the transaction remains subject to customary conditions, including the approval of the issuance of shares in connection with the merger by the stockholders of VeriChip, approval of the agreement by a majority of the stockholders of Steel Vault, and a registration statement being declared effective by the Securities and Exchange Commission.
The parties have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the businesses of the companies and their subsidiaries prior to the closing.
The Merger Agreement contains certain termination rights for each of VeriChip and Steel Vault and further provides that, upon termination of the Merger Agreement under specified circumstances, either VeriChip or Steel Vault may be required to pay an expense reimbursement of up to $200,000.
A copy of the Merger Agreement is attached hereto as Exhibit 1. The description of certain terms of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.
Except as set forth in this Item 4, VeriChip has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	85815A 103
Item 5. Interest in Securities of the Issuer
(a) and (b) VeriChip beneficially owns 2,000,001 shares of Steel Vault common stock, representing 17.2% of the outstanding common stock of Steel Vault, consisting of 333,334 shares issuable under the VeriChip Warrant and 1,666,667 shares issuable on the principal amount due under the Note. VeriChip has the sole power to vote and dispose of all of these shares. Steel Vault securities that VeriChip directors, executive officers and control persons beneficially own are listed on Schedule B attached hereto. In computing the percentage ownership, shares of common stock subject to convertible securities are deemed outstanding.
(c) The transactions executed by the directors, executive officers and control persons of VeriChip are included in Schedule B attached hereto.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The terms of the Merger Agreement described in “Item 4. Purpose of Transaction” is herein incorporated by reference.
Item 7. Material to be Filed as Exhibits.
The following documents are filed as exhibits:
Exhibit 1	Agreement and Plan of Reorganization dated September 4, 2009, among VeriChip Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp. (incorporated by reference from the Current Report on Form 8-K filed by VeriChip Corporation with the Securities and Exchange Commission on September 8, 2009)

CUSIP No.	85815A 103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 9, 2009

VERICHIP CORPORATION
By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Acting Chief Financial Officer

SCHEDULE B
Steel Vault Securities Beneficially Owned by
VeriChip Corporation Directors, Executive Officers and Control Persons

	Number of Steel	Percentage of Steel
	Vault Shares	Vault Common Stock
Name	Beneficially Held	Outstanding
Scott R. Silverman(1)	7,205,135	54.9%
William J. Caragol(2)	4,655,134	43.6%
Jeffrey S. Cobb(3)	387,500	3.9%
Barry M. Edelstein(3)	100,000	1.0%
Steven R. Foland	—	—
Michael E. Krawitz(3)	650,000	6.3%
R&R Consulting Partners, LLC	—	—

(1)	Includes (i) 3,155,134 shares held directly by Blue Moon Energy Partners LLC of which Mr. Silverman is a manager and controls a member, (ii) 2,000,001 shares held by VeriChip of which Mr. Silverman is a controlling stockholder and executive chairman of the board and (iii) 950,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof. Mr. Silverman has sole voting and dispositive power over these shares.

(2)	Includes 3,155,134 shares held directly by Blue Moon Energy Partners LLC of which Mr. Caragol is a manager and member. On June 4, 2009, Mr. Caragol was issued a common stock purchase warrant (the “Caragol Warrant”) exercisable for 500,000 shares of Steel Vault common stock, with an exercise price of $0.30 per share, in connection with the debt finance transaction between Steel Vault and VeriChip, dated June 4, 2009, in consideration for the guaranty of collection, dated June 4, 2009 (the “Guaranty”), that Mr. Caragol executed in favor of VeriChip. Mr. Caragol has sole voting and dispositive power over these shares.

(3)	Consists of Steel Vault common stock issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof. The director has sole voting and dispositive power over these shares.
The following are transactions effected within the past sixty days by the directors, executive officers and control persons of VeriChip:
On July 27, 2009, Mr. Caragol exercised a stock option to purchase 200,000 shares of Steel Vault common stock at an exercise price of $0.21 per share.